Exhibit 3.191

CERTIFICATE OF FORMATION

OF

TEXAS GENCO LP, LLC

This Certificate of Formation of Texas Genco LP, LLC (the “Company”) is being executed and filed by the undersigned authorized person for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.).

ARTICLE I

The name of the Company is Texas Genco LP, LLC.

ARTICLE II

The address of the registered office of the Company in the County of New Castle, State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, and the name of the registered agent of the Company at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on December 18, 2001.

/s/ Patricia F. Genzel
Patricia F. Genzel Authorized Person

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 05:00 PM 12/18/2001 010652232 - 3469190